JONES & HALEY, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

RICHARD W. JONES                                                                       www.corplaw.net                                                                   Telephone 770-804-0500

Email: jones@corplaw.net                                                                                                                                                            Facsimile  770-804-0509

October 11, 2017

VIA: EDGAR Transmission

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street Northeast

Judiciary Plaza

Washington, D.C. 20549-1004

RE: Gold Rock Holdings, Inc. (GRHI) Registration Statements on Form S-8 (f.k.a.-Composite Industries of America, Inc.)

[SEC File No. 33-55254-18] Application for Withdrawal

[J&H File No. 3881.00]

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933 as Amended (the "Act") Gold Rock Holdings, Inc., a Nevada Corporation (the "Registrant") hereby respectfully requests the withdrawal of its registration statements on Form S-8 (file no. 33-55254-18) as listed on Exhibit “A” attached hereto, together with all exhibits and amendments thereto, and any other Registration Statements that may be open or pending (the "Registration Statements").

The Registrant requests the withdrawal, because it no longer wishes to offer any securities pursuant to the Registration Statements, and it would like to cancel the effective status of those Registration Statements.

It is our understanding that pursuant to Rule 477 of the Act, this Application for Withdrawal of the Registration Statements will be deemed granted as of the date that it is filed with the Commission, unless within 15 days after such date the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact the undersigned at 770-804-0500.

Very truly yours,

JONES & HALEY, P.C.

Attorneys for Gold Rock Holdings, Inc.

                                                                        /s/ Richard W. Jones

RWJ:bas

EXHIBIT A

To Form RW

For Gold Rock Holdings, Inc.

Filing Date

1.

Registration Statement on Form S-8 for Gold Rock Holdings Inc. 04/18/02

2.

Registration Statement on Form S-8 for Gold Rock Holdings Inc. 04/03/02

3.

Registration Statement on Form S-8 for Gold Rock Holdings Inc. 03/08/02

4.

Registration Statement on Form S-8 for Gold Rock Holdings Inc. 02/25/02

5.

Registration Statement on Form S-8 for Gold Rock Holdings Inc. 02/01/02

6.

Registration Statement on Form S-8 for Gold Rock Holdings Inc. 01/04/02

7.

Registration Statement on Form S-8 for Gold Rock Holdings Inc. 11/28/01

8.

Registration Statement on Form S-8 for Gold Rock Holdings Inc. 11/02/01

9.

Registration Statement on Form S-8 for Gold Rock Holdings Inc. 11/01/01

10.

Registration Statement on Form S-8 for Gold Rock Holdings Inc. 10/19/01

11.

Registration Statement on Form S-8 for Gold Rock Holdings Inc. 07/03/01

12.

Registration Statement on Form S-8 for Gold Rock Holdings Inc. 06/14/01

13.

Registration Statement on Form S-8 for Gold Rock Holdings Inc. 02/20/01

14.

Registration Statement on Form S-8 for Gold Rock Holdings Inc. 11/22/00

15.

Registration Statement on Form S-8 for Gold Rock Holdings Inc. 11/13/00

16.

Registration Statement on Form S-8 for Gold Rock Holdings Inc. 08/14/00

17.

Registration Statement on Form S-8 for Gold Rock Holdings Inc. 05/19/00

18.

Registration Statement on Form S-8 for Gold Rock Holdings Inc. 03/14/00

19.

Registration Statement on Form S-8 for Gold Rock Holdings Inc. 02/18/00

20.

Registration Statement on Form S-8 for Gold Rock Holdings Inc. 08/27/99

21.

Registration Statement on Form S-8 for Gold Rock Holdings Inc. 07/16/99

22.

Registration Statement on Form S-8 for Gold Rock Holdings Inc. 05/12/99